104

Andrew Neil Clay
First floor, Block G, Rochester place
173 Rivonia road
Sandton 2146
Telephone: +27 11 783 9903
Fax: +27 11 783 9953

CERTIFICATE OF THE AUTHOR OF 'NATIONAL INSTRUMENT 43-101 PRELIMINARY ECONOMIC ASSESSMENT OF TANZANIAN ROYALTY EXPLORATION CORPORATIONfS BUCKREEF GOLD MINE RE-DEVELOPMENT PROJECT IN TANZANIA BY VENMYN INDEPENDENT PROJECTS (PTY) LIMITED'

I, I, Andrew Neil Clay, do hereby certify that:-

1.	I am the Managing Director of Venmyn Projects Rand (Pty) Ltd

First Floor, Block G
Rochester Place
173 Rivonia Road
Sandton. 2146
South Africa

2.	I am a graduate in Geology and a Bachelor of Science from University College Cardiff in 1976. I am a member/fellow of the following professional associations:-

		YEAR OF
CLASS	PROFESSIONAL SOCIETY	REGISTRATION
Member	Canadian Institute of Mining, Metallurgy and Petroleum	2006
Advisor	JSE Limited Listings Advisory Committee	2005
Associate Member	American Association of Petroleum Geologists	2005
Member	South African Institute of Directors	2004
Fellow	Geological Society of South Africa	2003
Member	American Institute of Mineral Appraisers	2002
Member	South African Institute of Mining and Metallurgy	1998
Fellow	Australasian Institute of Mining and Metallurgy	1994
Member	Natural Scientist Institute of South Africa	1988
Member	Investment Analysts Society of South Africa	1990

3.	I have practiced my profession continuously since graduation;
4.	I have visited not visited the project;
5.
I have read the definition of ‘Qualified Person’ as set out in NI43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a ‘Qualified Person’ for the purposes of NI43-101;

6.	I have had no prior involvement with the properties that are the subject of the Technical Report;
7.
I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form; 13. I am responsible for all Sections of the Technical Report entitled ‘National Instrument 43-101 Preliminary Economic Assessment of Tanzanian Royalty Exploration Corporation’s Buckreef Gold Mine Re-Development Project In Tanzania by Venmyn Independent Projects (Pty) Limited (23rd August 2012)’;

8.
’At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

9.	I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and
10.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report. 11.

Dated this 23rd August 2012 at Johannesburg, South Africa.

A.N.CLAY M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M. Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG MANAGING DIRECTOR

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012